Exhibit 99.1

Condensed consolidated interim financial statements of

New Gold Inc.

As at and for the three and six months ended June 30, 2011
(unaudited)

Table of contents

Condensed consolidated income statements	1
Condensed consolidated statements of comprehensive income (loss)	2
Condensed consolidated statements of financial position	3
Condensed consolidated statements of changes in equity	4
Condensed consolidated statements of cash flows	5
Notes to the condensed consolidated interim financial statements	6-32

New Gold Inc.
Condensed consolidated income statements
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
	Three months ended			Six months ended
	Note	2011	2010	2011	2010
		$	$	$	$
			Note 21		Note 21

Revenues		171,635	112,359	342,848	213,979
Operating expenses		(70,943)	(57,173)	(141,659)	(109,059)
Depreciation and depletion		(17,194)	(18,706)	(37,221)	(31,669)
Earnings from mine operations		83,498	36,480	163,968	73,251

Corporate administration expenses		(5,172)	(6,137)	(11,178)	(11,607)
Share-based payment expenses		(2,563)	(1,907)	(5,419)	(3,847)
Exploration and corporate development expenses		(4,033)	(3,017)	(6,334)	(4,986)

Income from operations		71,730	25,419	141,037	52,811
Finance income	5	922	396	1,968	652
Finance costs	5	(1,520)	(289)	(2,657)	(847)
Other gains and losses	5	28,420	(36,530)	4,022	(41,142)

Earnings (loss) before taxes		99,552	(11,004)	144,370	11,474
Income tax expense	14	(20,950)	(15,002)	(41,049)	(24,438)

Net earnings (loss) from continuing operations		78,602	(26,006)	103,321	(12,964)
Loss from discontinued operations	9	-	(10,191)	-	(9,886)
Net earnings (loss)		78,602	(36,197)	103,321	(22,850)

Earnings (loss) per share from continuing operations
Basic		0.19	(0.07)	0.25	(0.03)
Diluted		0.16	(0.07)	0.25	(0.03)

Earnings (loss) per share from discontinued operations
Basic		-	(0.03)	-	(0.03)
Diluted		-	(0.03)	-	(0.03)

Earnings (loss) per share from continuing and discontinued operations
Basic		0.19	(0.09)	0.25	(0.06)
Diluted		0.16	(0.09)	0.25	(0.06)

Weighted average number of shares outstanding
(in thousands)
Basic		416,372	389,885	407,901	389,423
Diluted		428,763	389,885	420,063	389,423

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of comprehensive income (loss)
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars)
(Unaudited)
	Three months ended			Six months ended
	Note	2011	2010	2011	2010
		$			$
			Note 21		Note 21

Net earnings (loss)		78,602	(36,197)	103,321	(22,850)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	12	(14,186)	(34,622)	(16,052)	(40,651)
Realized losses on settlement of gold contracts	12	9,721	4,666	17,331	7,535
Unrealized losses on mark-to-market of fuel contracts	12	-	(423)	-	(338)
Unrealized loss on avaliable-for-sale securities (net of tax of $nil)		-	(3,014)	-	(3,014)
Cumulative translation adjustment		731	(8,484)	8,638	(900)
Income tax related to components of other
comprehensive income (loss)		1,820	12,242	(449)	14,066
Total other comprehensive income (loss)		(1,914)	(29,635)	9,468	(23,302)
Total comprehensive income (loss)		76,688	(65,832)	112,789	(46,152)

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of financial position
(Expressed in thousands of U.S. dollars)
(Unaudited)
		June 30	December 31
	Note	2011	2010
		$	$
Assets
Current assets
Cash and cash equivalents		490,446	490,754
Trade and other receivables		25,398	11,929
Inventories	7	118,895	103,055
Prepaid expenses and other		5,862	7,325
Total current assets		640,601	613,063

Investments	8	-	7,533
Mining interests	10	2,375,677	1,767,240
Deferred tax assets		18,800	10,058
Reclamation deposits and other		24,239	31,295
Total assets		3,059,317	2,429,189

Liabilities
Current liabilities
Trade and other payables	6	71,560	69,245
Current derivative liabilities	12	45,016	40,072
Current non-hedged derivative liabilities	12	12,405	-
Current tax liabilities		27,716	31,392
Total current liabilities		156,697	140,709

Reclamation and closure obligations	15	38,606	34,173
Provisions		14,661	9,227
Non-current derivative liabilities	12	106,553	113,303
Non-current non-hedged derivative liabilities	12	141,688	155,365
Deferred tax liabilities		174,754	179,180
Long-term debt	11	246,692	229,884
Deferred benefit		46,276	46,276
Other		651	577
Total liabilities		926,578	908,694

Equity
Common shares	13	2,347,620	1,845,886
Contributed surplus		78,897	81,176
Other reserves		(42,445)	(51,913)
Deficit		(251,333)	(354,654)
		(293,778)	(406,567)
Total equity		2,132,739	1,520,495
Total liabilities and equity		3,059,317	2,429,189

Commitments and contingencies (Note 19)
Subsequent events (Note 20)

Approved and authorized by the Board on August 3, 2011

"Robert Gallagher"
Robert Gallagher, Director

"James Estey"
James Estey, Director

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of changes in equity
Six month period ended June 30,
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	Note	2011	2010
		$	$
			Note 21
Common shares
Balance, beginning of period		1,845,886	1,810,039
Acquisition of Richfield	4	483,142	-
Exercise of options		18,592	11,347
Balance, end of period		2,347,620	1,821,386

Contributed surplus
Balance, beginning of period		81,176	82,984
Exercise of options		(5,999)	(4,936)
Share-based payments		3,720	3,724
Balance, end of period		78,897	81,772

Share purchase warrants
Balance, beginning of period		-	11,850
Exercise of warrants		-	-
Balance, end of period		-	11,850

Other reserves
Balance, beginning of period		(51,913)	(27,639)
Other comprehensive income (loss)		9,468	(23,302)
Balance, end of period		(42,445)	(50,941)

Deficit
Balance, beginning of period		(354,654)	(402,115)
Net earnings (loss)		103,321	(22,850)
Balance, end of period		(251,333)	(424,965)

Total equity		2,132,739	1,439,102

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of cash flows
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars)
(Unaudited)
	Three months ended			Six months ended
	Note	2011	2010	2011	2010
		$	$	$	$
			Note 21		Note 21
Operating activities
Net earnings (loss)		78,602	(36,197)	103,321	(22,850)
Earnings from discontinued operations		-	10,191	-	9,886
Adjustments for:
Unrealized gain on gold contracts		(2,208)	(2,089)	(4,210)	(4,165)
Unrealized loss on fuel contracts		-	118	-	183
Unrealized foreign exchange (gain) loss	5	1,134	6,321	(1,981)	4,952
Unrealized and realized gain on of investments	5	-	(948)	(1,349)	(4,892)
Unrealized (gain) loss on non-hedged derivatives	5	(30,036)	29,296	(5,681)	39,405
Loss on disposal of assets		144	1,019	252	1,417
Depreciation and depletion		17,218	18,692	36,855	31,762
Share-based payments		1,945	1,826	3,720	3,724
Unrealized (gain) loss on embedded derivative contract	5	(3,304)	1,255	(850)	(652)
Unrealized loss on cash flow hedging items	5	1,859	-	3,686	-
Income tax expense		20,950	15,002	41,049	24,438
Finance income		(922)	(396)	(1,968)	(652)
Finance costs		1,520	289	2,657	847
		86,902	44,379	175,501	83,403
Change in operating working capital	16	653	179	(26,948)	(6,771)
Cash generated from operations		87,555	44,558	148,553	76,632
Income taxes paid		(43,582)	(4,154)	(54,818)	(13,274)
Net cash generated from operations		43,973	40,404	93,735	63,358
Cash used in discontinued operations		-	-	-	(1,696)

Investing activities
Mining interests		(85,903)	(26,460)	(143,085)	(48,462)
Interest paid		(11,147)	(10,295)	(11,412)	(10,501)
Recovery (contribution) of reclamation deposits		-	(2)	8,147	(43)
Cash acquired in asset acquisition, net of transaction costs		18,589	-	18,589	-
Cash received in El Morro transaction, net of transaction costs		-	-	-	46,276
Investment in El Morro		-	-	-	(463,000)
Proceeds from sale of investments		-	-	8,927	48,112
Interest received		495	560	1,541	792
Proceeds from disposal of assets		83	-	215	29
Cash used in continuing operations		(77,883)	(36,197)	(117,078)	(426,797)
Cash generated from discontinued operations		-	34,629	-	34,410

Financing activities
Exercise of options to purchase common stock		1,353	5,645	12,593	6,410
El Morro loan		-	-	-	463,000
Revolving credit facility costs		(347)	-	(778)	-
Repayment of long-term debt		-	-	-	(27,235)
Cash generated by financing activities		1,006	5,645	11,815	442,175
Cash generated by (used in) discontinued operations		-	-	-	-

Effect of exchange rate changes on cash and cash equivalents		3,181	(13,005)	11,220	(7,710)

(Decrease) increase in cash and cash equivalents		(29,723)	31,476	(308)	103,740
Cash and cash equivalents, beginning of period		520,169	344,616	490,754	272,352
Cash and cash equivalents, end of period		490,446	376,092	490,446	376,092

Cash and cash equivalents are comprised of
Cash		269,236	128,972	269,236	128,972
Short-term money market instruments		221,210	247,120	221,210	247,120
		490,446	376,092	490,446	376,092

Supplemental cash flow information (Note 16)

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mines in Australia.  Significant development projects include the New Afton copper-gold project in Canada, the Richfield exploration project in Canada and a 30% interest in the El Morro copper-gold project in Chile.

New Gold Inc. is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange, and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

2.           Significant accounting policies

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011. The accounting policies the Company expects to adopt in its financial statements as at and for the year ending December 31, 2011 are disclosed in Note 2 of the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

As these condensed consolidated interim financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) were included in the Company’s financial statements as at and for the three months ended March 31, 2011.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 annual financial statements and in consideration of the IFRS transition disclosures included in Note 21 to these financial statements and the additional annual disclosures required under IFRS included in the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

3.           Changes in accounting standards

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted IFRS 9 and is currently evaluating the expected impact on its consolidated financial statements.

On May 12, 2011, the IASB issued four new standards:

(a)	IFRS 10 Consolidated Financial Statements includes a new definition of control, which is used to determine which entities are consolidated, and describes consolidation procedures
(b)	IFRS 11 Joint Arrangements describes the accounting for joint arrangements with joint control; proportionate consolidation is not permitted for joint ventures (as newly defined)
(c)	IFRS 12 Disclosures of Interests in Other Entities includes all of the disclosure requirements for subsidiaries, joint ventures, associates, and "structured entities"
(d)	IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting standards (continued)

On June 22, 2011, the IASB proposed amendments to five standards

(a)
IFRS 1 First-time Adoption of International Financial Reporting Standards clarifies that an entity is required to apply IFRS 1 when the entity’s most recent previous annual financial statements did not contain an explicit and unreserved statement of compliance with IFRSs, even if the entity applied IFRS 1 in a reporting period before the period reported in the most recent previous annual financial statements. Clarifies that an entity that capitalized borrowing costs in accordance with its previous GAAP before the date of transition to IFRSs may carry forward without adjustment the amount previously capitalized in the opening statement of financial position at the date of transition. Also clarifies that borrowing costs incurred on or after the date of transition to IFRSs, including those incurred on qualifying assets under construction at the date of transition, should be accounted for in accordance with IAS 23, Borrowing Costs.

(b)
IAS 1 Presentation of Financial Statements clarifies that additional financial statement information is not necessary for periods beyond the minimum comparative information requirements. If additional comparative information is provided, the information should be presented in accordance with IFRSs.

(c)	IAS 16 Property, Plant and Equipment clarifies that servicing equipment should be classified as property, plant and equipment when it is used during more than one period and as inventory otherwise.
(d)
IAS 32 Financial Instruments: Presentation clarifies that income tax relating to distributions to holders of an equity instrument and income tax relating to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

(e)
IAS 34 Interim Financial Reporting clarifies the requirements relating to segment information in interim reports by specifying that total assets for a particular reportable segment would be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total assets for that segment from the amount disclosed in the last annual financial statements.

These standards must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted these new standards and is currently evaluating the expected impact on its consolidated financial statements.

4.           Acquisition of Richfield Ventures Corp.

On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement (“the Arrangement”), all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the Arrangement, each Richfield shareholder would receive 0.9217 of a New Gold share and a nominal cash payment of $0.0001 for each Richfield share held. The acquisition received final court approval on June 1, 2011. 48,137,295 common shares issued to Richfield shareholders were valued at CAD$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Acquisition of Richfield Ventures Corp. (continued)

The allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as of June 1, 2011 is as follows:

$

Issuance of New Gold shares (48,137,295 common shares)	483,142
Acquisition costs	5,826
Purchase consideration	488,968

Net assets acquired
Net working capital (including cash of $26,616)	21,235
Plant and equipment	2,601
Blackwater project	460,963
Exploration properties	3,849
Other assets	320
488,968

For purposes of these condensed consolidated interim financial statements, the transaction has been accounted for as a purchase of assets and assumption of liabilities of Richfield by the Company. The transaction does not qualify as a business combination under IFRS 3 Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transaction was treated as an asset acquisition. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition.

5.           Expenses

 (a)           Finance costs and income

	Three months ended		Six months ended
	2011	2010	2011	2010
	$	$	$	$
Finance costs:
Interest on convertible debentures	2,069	1,815	3,047	2,753
Interest on senior notes	5,297	5,143	10,302	9,670
Other interest	1,078	56	1,810	288
Unwinding of the discount on
reclamation cost obligations	442	233	847	559
	8,886	7,247	16,006	13,270
Less: amounts included in
cost of qualifying assets	(7,366)	(6,958)	(13,349)	(12,423)
	1,520	289	2,657	847

Finance income:
Interest income	922	396	1,968	652

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5.           Expenses (continued)

(b)           Other gains and losses

The following table summarizes other gains and (losses) for the three and six months ended June 30, 2011 and 2010.

	Three months ended		Six months ended
	2011	2010	2011	2010
	$	$	$	$
Fair value change of
embedded derivative in senior notes (i)	3,304	(1,255)	850	652
Gains on FVTPL financial assets	-	948	1,349	4,892
Ineffectiveness on hedging instruments (ii)	(1,859)	-	(3,686)	-
Fair value change of
non-hedged derivatives (iii)	30,036	(29,296)	5,681	(39,405)
Gain (loss) on foreign exchange	(1,134)	(6,321)	1,981	(4,952)
Other	(1,927)	(606)	(2,153)	(2,329)
	28,420	(36,530)	4,022	(41,142)

(i)
The Company has the right to redeem the senior secured notes (“Notes”), as described in Note 11 (a) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At June 30, 2011, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2013.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At June 30, 2011, the fair value of the derivative asset was determined to be $8.5 million (December 2010 - $7.7 million).

(ii)
The Company has gold forward sales contracts that commenced in July 2008 the represent a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 12 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in other gains and losses in the current period. The ineffective portion has resulted in a loss of $1.9 million and $3.7 million recorded in earnings for the three and six months ended June 30, 2011 (2010 - $nil and $nil).

(iii)
The Company issued 55,000 convertible debentures (“Debentures”) in 2007, as described in Note 11 (b). The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit and loss at the end of each period and is recorded in non-hedged derivatives (non-derivative financial assets and liabilities classified as fair value through profit and loss (“FVTPL”) are measured at fair value with unrealized gains and losses recognized on the income statement). At June 30, 2011, the fair value of the derivative liability was $25.8 million (December 31, 2010 - $29.4 million). The change in the fair value has resulted in a gain of $11.3 million and $4.0 million recorded in earnings for the three and six months ended June 30, 2011 (2010 - $7.5 million and $9.1 million loss). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5.           Expenses (continued)

(iii)	Fair value change on non-hedged derivatives (continued)

The Company has outstanding share purchase warrants (“Warrants”), as described in Note 12 (b). The Warrants have an exercise price denominated in a currency other than the Company’s functional currency. The Warrants are classified as a derivative liability and measured at fair value on initial recognition, and subsequently re-measured at fair value through profit and loss at the end of each period and is recorded in non-hedged derivatives. At June 30, 2011, the fair value of the derivative liability was $128.3 million (Cdn$123.8 million) (December 31, 2010 - $125.9 million (Cdn$125.3 million)). The change in the fair value has resulted in a gain of $18.7 million and $1.7 million recorded in earnings for the three and six months ended June 30, 2011 (2010 - $21.8 million and $30.3 million loss).

6.           Trade and other payables

	June 30	December 31
	2011	2010
	$	$

Trade payables	24,820	31,963
Payables to related parties	2,995	2,119
Accruals	42,431	33,848
Current portion of reclamation closure costs	1,314	1,315
	71,560	69,245

7.           Inventories

	June 30	December 31
	2011	2010
	$	$

Heap leach ore	74,446	61,738
Work-in-process	23,605	21,623
Finished goods	4,139	5,506
Stockpiled ore	79	79
Supplies	16,626	14,109
	118,895	103,055

The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2011 is $71.1 million and $134.5 million (2010 - $55.4 million and $103.9 million).  There were no write-downs or reversals of write-downs during the three and six months ended June 30, 2011 and 2010. The inventory is expected to be used within one year.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Investments

(a)           Asset Backed Notes

At December 31, 2010 the Company owned $21 million (Cdn$20.9 million) of face value long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company designated the investments as FVTPL financial instruments.

In February 2011, the Company disposed of its remaining $21 million face value AB Notes, which had a fair value of $7.5 million at December 31, 2010, for proceeds of $8.9 million. At June 30, 2011, the Company no longer had a position in AB Notes.

(b)          Available for Sale Securities

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of our interest in Amapari on April 13, 2010 (Note 9). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company held approximately 18.5% of Beadell’s outstanding shares as a result of the Amapari disposition. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. The Company designated its investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income (loss).

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010, with subsequent revaluations based on the bid price. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from the escrow arrangement, for total net proceeds of $58.4 million resulting in a gain on sale of $39.7 million which was included in earnings for the year ended December 31, 2010.

9.           Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at the Amapari Mine was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held the Amapari Mine and other related assets, to Beadell. The transaction closed on April 13, 2010. Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $18.6 million.  The Company subsequently sold the 115 million shares of Beadell, as described in Note 8 (b).

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Mining interests

Mining Properties
	Depletable	Non- depletable	Plant and equipment	Construction in progress	Exploration and evaluation	Total
	$	$	$	$		$
Cost
As at December 31, 2010	558,070	964,122	444,459	1,806	9,660	1,978,117
Additions	9,915	549,034	73,097	6,398	-	638,444
Disposals	-	-	(6,694)	-	-	(6,694)
Transfers	-	-	4,450	(4,450)	-	-
Foreign exchange translation	-	12,062	4,655	-	-	16,717
As at June 30, 2011	567,985	1,525,218	519,967	3,754	9,660	2,626,584

Accumulated depreciation
As at December 31, 2010	113,476	-	97,401	-	-	210,877
Depreciation for the period	21,779	-	19,615	-	-	41,394
Disposals	-	-	(2,502)	-	-	(2,502)
Foreign exchange translation	-	-	1,138	-	-	1,138
As at June 30, 2011	135,255	-	115,652	-	-	250,907

Net book value
As at December 31, 2010	444,594	964,122	347,058	1,806	9,660	1,767,240
As at June 30, 2011	432,730	1,525,218	404,315	3,754	9,660	2,375,677

The Company capitalized $7.4 million and $13.3 million of interest for the three and six months ended June 30, 2011 (2010 - $7.0 million and $12.4 million) related to the New Afton project.

A summary of net book value by property is as follows:

		Mining properties
		Non-		Plant and	June 30
	Depletable	depletable	Total	equipment	2011
	$	$	$	$	$

Mesquite Mine	161,893	46,153	208,046	100,283	308,329
Cerro San Pedro Mine	188,773	84,817	273,590	71,854	345,444
Peak Mine	82,064	46,671	128,735	70,820	199,555
New Afton Project	-	510,537	510,537	155,873	666,410
El Morro Project	-	376,172	376,172	-	376,172
Blackwater Project	-	464,622	464,622	4,264	468,886
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,221	1,221
	432,730	1,538,632	1,971,362	404,315	2,375,677

		Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	168,068	46,485	214,553	98,826	313,379
Cerro San Pedro Mine	204,144	82,927	287,071	73,203	360,274
Peak Mine	72,382	46,671	119,053	68,934	187,987
New Afton Project	-	420,912	420,912	104,934	525,846
El Morro Project	-	368,933	368,933	-	368,933
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,161	1,161
	444,594	975,588	1,420,182	347,058	1,767,240

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt

Long-term debt consists of the following:

	June 30	December 31
	2011	2010
	$	$

Senior secured notes (a)	185,509	179,197
Subordinated convertible debentures (b)	45,631	42,635
El Morro project funding loan (c)	15,552	8,052
Revolving credit facility (d)	-	-
	246,692	229,884

(a)           Senior secured notes

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

The face value of the Notes at June 30, 2011 was $193.9 million (Cdn$187.0 million) (2010 - $184.1 million (Cdn$187.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. Following the start of commercial production at New Afton, in the event that excess cash flow is generated by New Afton in a previous fiscal year (as defined by the Notes Indenture), the Company must offer to repurchase the Notes at 100% of face value on a pro rata basis up to an aggregate maximum equal to the amount of the excess cash flow. The offer may be accepted or declined by holders on an individual basis.

The Company has the right to redeem the Notes (as described in Note 5 (b)(i)) in whole or in part at any time prior to June  27, 2017. This early redemption feature in the Notes qualifies as an embedded derivative. The change in the fair value has resulted in a gain of $3.3 million and $1.0 million recorded in earnings for the three and six months ended June 30, 2011 (2010 - $1.3 million loss and $1.0 gain for the three and six months ended June 30).

(b)           Subordinated convertible debentures

In 2007, the Company issued 55,000 subordinated convertible debentures (“Debentures”) for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

The face value of the Debentures at June 30, 2011 was $57.0 million (Cdn$55.0 million) (2010 - $54.2 million (Cdn$55.0 million)).

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants. The Debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

(c)           El Morro project funding loan

The Company owns a 30% interest (held through its subsidiary) in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro project. The Company, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million.  The Company completed this transaction on February 16, 2010.  A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement. The payment to Datawave was recorded, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over a period of time equal to the life of the Shareholders Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at $2.5 billion. As at December 31, 2010 the interest rate was locked in at 4.58% based on the 7 year U.S. treasury bond yield plus 1.87%. Datawave will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. Under the Agreement, Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt (continued)

(c)           El Morro project funding loan (continued)

As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly). Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. As at June 30, 2011, the outstanding loan balance was $15.6 million including accrued interest This includes non-cash investing activities includes $3.6 million and $7.2 million for the three and six months ended June 30, 2011 (2010 - $4.4 million and $5.5 million), and represents the Company’s share of contributions to the El Morro project funded by the joint venture partner. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares.

(d)           Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks.  The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.  The purpose of the Facility is for general corporate purposes, including acquisitions.

The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens.

To the date of these condensed consolidated interim financial statements, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the state of New South Wales, Cdn$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and Cdn$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the B.C. Ministry of Energy, Mines and Petroleum released the Cdn$8.0 million New Afton reclamation deposit back to the Company in February 2011.

12.           Derivative instruments

The following tables summarize derivative related liabilities.

	June 30	December 31
	2011	2010
	$	$
Derivatives designated as hedging instruments
Gold contracts	151,569	153,375

Less: Current portion	(45,016)	(40,072)
	106,553	113,303

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments (continued)

The following table summarizes realized derivative gains (losses) for the three and six months ended June 30, 2011 and 2010.

	Three months ended		Six months ended
	2011	2010	2011	2010
	$	$	$	$
Derivatives designated
as hedging instruments
Gold hedging contracts	(9,721)	(4,666)	(17,331)	(7,535)
Fuel contracts	-	38	-	63
	(9,721)	(4,628)	(17,331)	(7,472)

Realized gains (losses) on derivatives not in a hedging relationship are classified in other gains and losses. Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts and operating expenses for fuel hedging contracts.

The following table summarizes unrealized derivative gains for the three and six months ended June 30, 2011 and 2010.

	Three months ended		Six months ended
	2011	2010	2011	2010
	$	$	$	$
Derivatives not classified as hedging
instruments for accounting purposes
Share purchase warrants	18,687	(21,847)	1,722	(30,348)
Conversion option on
convertible debentures	11,349	(7,449)	3,959	(9,057)
Prepayment option
embedded derivative	3,304	(1,255)	850	652
	33,340	(30,551)	6,531	(38,753)

For the three and six months ended June 30, 2011 and 2010 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income for the three and six months ended June 30, 2011 and 2010.

	Three months ended		Six months ended
	2011	2010	2011	2010
	$	$	$	$
Effective portion of change in fair value
of hedging instruments
Gold hedging contracts - unrealized	(16,045)	(34,622)	(19,738)	(40,651)
Gold hedging contracts - realized	9,721	4,666	17,331	7,535
Fuel contracts	-	(423)	-	(338)
Income tax	1,820	12,242	(449)	14,066
	(4,504)	(18,137)	(2,856)	(19,388)

Ineffective portion of change in fair value
of hedging instruments
Gold hedging contracts - unrealized	1,859	-	3,686	-

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments (continued)

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At June 30, 2011, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $35.6 million for gold hedging contracts.

(a)           Gold hedging contracts

Under the terms of a previously held term loan facility, Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At June 30, 2011, the Company had remaining gold forward sales contracts for 231,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 42 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Share purchase warrants

The following table summarizes information about outstanding share purchase warrants at June 30, 2011.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices	Expiry date
	(000's)	(000's)	Cdn$

Series B	217,500	21,750	15.00	April 3, 2012
Series C	73,862	7,386	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
	319,212	56,986

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments (continued)

(c)           Non-current derivative liabilities classified as FVTPL liabilities

The following table summarizes fair value through profit and loss (“FVTPL”) liabilities.

	June 30	December 31
	2011	2010
	$	$
Equity conversion option on convertible debt	25,762	29,429
Share purchase warrants	128,331	125,936

Less: current portion of share purchase warrants	(12,405)	-
	141,688	155,365

13.           Share capital

At June 30, 2011, the Company had unlimited authorized common shares and 449,341,000 common shares outstanding.

(a)           No par value common shares issued

	Number
	of shares
	(000's)	$

Balance, December 31, 2010	399,042	1,845,886
Acquisition of Richfield (i)	48,137	483,142
Exercise of options (ii)	2,162	18,592
Balance, June 30, 2011	449,341	2,347,620

(i)
On June 1, 2011, the Company issued 48,137,295 common shares to effect the acquisition of Richfield Venture Corp., as described in Note 4. The shares were issued at the opening share price of the Company on June 1, 2011, the transaction completion date, of $9.75 for a total consideration of $483.1 million.

(ii)
During the six months ended June 30, 2011, 2,162,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $12.6 million from these exercises and transferred $6.0 million from contributed surplus.

(b)           Stock options

The following table presents changes in the stock options.

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, December 31, 2010	12,248	4.50
Granted	1,730	7.83
Exercised	(2,162)	5.65
Forfeited	(396)	7.66
Balance, June 30, 2011	11,420	4.68

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Share capital (continued)

(c)           Earnings per share

The following table sets forth the computation of diluted earnings per share for the three and six months ended June 30, 2011 and 2010.

	Three months ended		Six months ended June
	2011	2010	2011	2010
	$	$	$	$

Earnings (loss)
Continuing operations	78,602	(26,006)	103,321	(12,964)
Discontinued operations, net of tax	-	(10,191)	-	(9,886)
Net earnings (loss)	78,602	(36,197)	103,321	(22,850)

Dilution of net earnings (loss)
Warrants (net of tax)	-	-	4,538	-
Debentures (net of tax)	(8,512)	-	(2,969)	-
Net diluted earnings (loss)	70,090	(36,197)	104,890	(22,850)

(in thousands)
Basic weighted average
number of shares outstanding	416,372	389,885	407,901	389,423

Effective of diluted securities
Stock options	5,951	-	5,850	-
Warrants	558	-	430	-
Debentures	5,882	-	5,882	-
Diluted weighted average
number of shares outstanding	428,763	389,885	420,063	389,423

Earnings (loss) per share
from continuing operations
Basic	0.19	(0.07)	0.25	(0.03)
Diluted	0.16	(0.07)	0.25	(0.03)

Loss per share
from discontinued operations
Basic	-	(0.03)	-	(0.03)
Diluted	-	(0.03)	-	(0.03)

Earnings (loss) per share
from continuing and discontinued operations
Basic	0.19	(0.09)	0.25	(0.06)
Diluted	0.16	(0.09)	0.25	(0.06)

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the six months ended June 30, 2011 and 2010 the equity securities were excluded as the exercise prices related to the particular security exceed the average market price of the common shares of the Company of Cdn$9.56 (2010 – Cdn$5.31) for the period.

	2011	2010
	(000's)	(000's)

Stock options	152	4,289
Share purchase warrants	49,600	56,986
Convertible debentures	-	5,900

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Income and mining taxes

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Current tax
Canadian income tax	2,107	2,042	2,213	5,461
Foreign income tax and mining tax	26,424	10,641	48,327	17,725
Total current tax	28,531	12,683	50,540	23,186

Deferred tax
Canadian income tax	186	(13,111)	(2,181)	(10,985)
Foreign income tax and mining tax	(7,767)	15,430	(7,310)	12,237
Total deferred tax	(7,581)	2,319	(9,491)	1,252

Income tax expense	20,950	15,002	41,049	24,438

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Earnings before income taxes	99,552	(11,004)	144,370	11,474

Canadian federal and provincial income tax rates	26.50%	28.50%	26.50%	28.50%

Income tax recovery based on above rates	26,381	(3,137)	38,258	3,270
Increase (decrease) due to
Net non-deductible expenditures	(593)	9,955	(2,655)	6,626
Different statutory tax rates on
earnings of foreign subsidiaries	2,934	(4,336)	8,640	2,853
Adjustment of prior year provision
to statutory tax returns	-	3,828	-	8,451
Non-taxable gain	-	6,383	-	(741)
Withholding tax on repatriation	2,000	-	2,000	-
Benefit of losses not recognized in period	(19)	306	-	458
Deferred tax assets not recognized and other	(9,753)	2,003	(5,194)	3,521
	20,950	15,002	41,049	24,438

The tax rate used for the 2011 and 2010 reconciliations above is the corporate tax rate of 26.5%  (2010 – 28.5%) payable by corporate entities in British Columbia, Canada, on taxable profits under the tax law in that jurisdiction.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

15.           Reclamation and closure cost obligations

The Company’s reclamation and closure cost obligations (“Obligations”) consist of costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Each period the Company reviews costs estimates, discount rates and other assumptions in the valuation of the Obligation at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the Obligation. The fair values of the Obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest matching the duration and jurisdiction of the Obligation. The Company prepares estimates of the timing and amount of expected cash flows when an Obligation is incurred. Expected cash flows are updated each period to reflect changes in facts and circumstances and are impacted by changes in the discount rate.

Changes to the reclamation and closure cost obligations are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, December 31, 2010	8,488	8,911	14,434	3,655	35,488
Reclamation expenditures	-	-	(391)	-	(391)
Unwinding of discount	145	155	423	68	791
Revisions to expected cash flows	145	2,002	1,065	63	3,275
Foreign exchange movement	-	-	643	114	757

Balance, June 30, 2011	8,778	11,068	16,174	3,900	39,920
Less: current portion	8	490	816	-	1,314

	8,770	10,578	15,358	3,900	38,606

The current portion of the reclamation and closure cost obligations has been included in trade and other payables.

16.           Supplemental cash flow information

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Operating activities:
Change in non-cash working capital
Accounts receivable	9,642	202	(7,218)	5,039
Inventories and stockpiled ore	(6,932)	(6,477)	(12,536)	(6,586)
Trade and other payables	(1,482)	7,535	(8,844)	(6,277)
Prepaids and other	(575)	(1,081)	1,650	1,053
	653	179	(26,948)	(6,771)

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information

The Company manages its operations by geographical location. The results from operations for these reportable operating segments are summarized in the table below:

		Three months ended June 30, 2011
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	42,912	89,117	39,606	-	171,635
Operating expenses	(22,464)	(24,875)	(23,604)	-	(70,943)
Depreciation and depletion	(5,202)	(8,548)	(3,384)	(60)	(17,194)
Earnings from mine operations	15,246	55,694	12,618	(60)	83,498

Corporate administration expenses	-	-	-	(5,172)	(5,172)
Share-based payment expenses	-	-	-	(2,563)	(2,563)
Exploration expenses	(17)	(461)	(680)	(2,875)	(4,033)

Earnings (loss) from operations	15,229	55,233	11,938	(10,670)	71,730
Finance income	27	14	64	817	922
Finance costs	(115)	(83)	(436)	(886)	(1,520)
Other gains and losses	(3,942)	1,344	(2,220)	33,238	28,420

Earnings before taxes	11,199	56,508	9,346	22,499	99,552
Income tax (expense) recovery	(332)	(17,563)	882	(337)	(20,950)

Net earnings from continuing operations	7,267	38,945	10,228	22,162	78,602

		Six months ended June 30, 2011
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	105,360	152,353	85,135	-	342,848
Operating expenses	(49,505)	(44,579)	(47,575)	-	(141,659)
Depreciation and depletion	(11,876)	(17,715)	(7,506)	(124)	(37,221)
Earnings from mine operations	43,979	90,059	30,054	(124)	163,968

Corporate administration expenses	-	-	-	(11,178)	(11,178)
Share-based payment expenses	-	-	-	(5,419)	(5,419)
Exploration expenses	87	(1,516)	(1,155)	(3,750)	(6,334)

Earnings (loss) from operations	44,066	88,543	28,899	(20,471)	141,037
Finance income	53	66	123	1,726	1,968
Finance costs	(207)	(184)	(887)	(1,379)	(2,657)
Other gains and losses	(6,235)	694	(3,428)	12,991	4,022

Earnings before taxes	37,677	89,119	24,707	(7,133)	144,370
Income tax (expense) recovery	(10,648)	(26,796)	(3,773)	168	(41,049)

Net earnings (loss) from continuing operations	27,029	62,323	20,934	(6,965)	103,321

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information (continued)

		Three months ended June 30, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	42,000	39,218	31,141	-	112,359
Operating expenses	(26,352)	(16,411)	(14,410)	-	(57,173)
Depreciation and depletion	(6,252)	(8,128)	(4,326)	-	(18,706)
Earnings from mine operations	9,396	14,679	12,405	-	36,480

Corporate administration expenses	-	-	-	(6,137)	(6,137)
Share-based payment expenses	-	-	-	(1,907)	(1,907)
Exploration expenses	-	(220)	(1,790)	(1,007)	(3,017)

Loss from operations	9,396	14,459	10,615	(9,051)	25,419
Finance income	15	-	-	381	396
Finance costs	(41)	(40)	(168)	(40)	(289)
Other gains and losses	(28)	(734)	2,438	(38,206)	(36,530)

Earnings (loss) before taxes	9,342	13,685	12,885	(46,916)	(11,004)
Income tax (expense) recovery	(5,812)	(3,216)	(1,298)	(4,676)	(15,002)

Net earnings (loss) from continuing operations	3,530	10,469	11,587	(51,592)	(26,006)

			Six months ended June 30, 2010
	USA	Mexico	Australia	Other (1)	Total
	$	$	$	$	$

Revenues	93,835	57,195	62,949	-	213,979
Operating expenses	(53,461)	(27,899)	(27,699)	-	(109,059)
Depreciation and depletion	(13,595)	(11,361)	(6,713)	-	(31,669)
Earnings from mine operations	26,779	17,935	28,537	-	73,251

Corporate administration expenses	-	-	-	(11,607)	(11,607)
Share-based payment expenses	-	-	-	(3,847)	(3,847)
Exploration expenses	-	(268)	(3,135)	(1,583)	(4,986)

Loss from operations	26,779	17,667	25,402	(17,037)	52,811
Finance income	31	23	72	526	652
Finance costs	(329)	(133)	(306)	(79)	(847)
Other gains and losses	5	(2,819)	38	(38,366)	(41,142)

Earnings (loss) before taxes	26,486	14,738	25,206	(54,956)	11,474
Income tax (expense) recovery	(13,103)	(3,888)	(5,728)	(1,719)	(24,438)

Net earnings (loss) from continuing operations	13,383	10,850	19,478	(56,675)	(12,964)

(1)
Other includes corporate balances and exploration properties.  Results of operations for the Canadian and Chilean development properties have been included in Other as these properties are still in the development phase with no revenues or operating costs.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information (continued)

The following tables present the segmented assets and liabilities:

		June 30, 2011	December 31, 2010

	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
	$	$	$	$

USA	452,585	279,731	423,395	211,837
Mexico	436,234	188,456	456,864	119,897
Australia	254,537	60,856	255,658	68,021
Canada	698,691	270,519	566,836	262,940
Chile	376,172	65,291	368,933	58,052
Other (1)	841,098	61,725	357,503	187,947
	3,059,317	926,578	2,429,189	908,694

(1) Other includes corporate balances and exploration properties.

18.           Related parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $1.2 million and $4.3 million for the three and six months ended June 30, 2011 (2010 - $0.7 million and $2.1 million).  At June 30, 2011, the Company had $3.0 million included as accrued liabilities related to this company (December 31, 2010 - $2.1 million).

19.           Commitments and contingencies

Certain conditions may exist as of the date the condensed consolidated interim financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)           Capital commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment for its operations.  At June 30, 2011, these commitments totaled $113.6 million, of which all are expected to fall due over the next 12 months.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Commitments and contingencies (continued)

(a)           Capital commitments (continued)

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

	2011 $	2010 $

Property, plant and equipment	99,609	69,244
Other assets	14,000	13,573

(b)
On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Course of Justice, against New Gold, Goldcorp and affiliates subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim. During June 2011, litigation has started.

(c)	New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine. PROFEPA’s order followed a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006. The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Course in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Course in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS. That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

(d)
New Gold and its subsidiary Western Mesquite Mines, Inc. (“WMMI”) were named as defendants under the California Labor Code, Private Attorneys General Act 2004 alleging breaches of employment regulations at the Mesquite Mine.  The primary claims relate to allegations of unpaid overtime wages, non-compliant meal periods, and rest breaks and penalties for willful failure to pay all wages due on termination of employment.  The complainants are seeking certification of the matter as a class action. This matter has been settled in the amount of $1.8 million, subject to court approval and will not have a material effect on the financial conditions or future operations at the Mesquite Mine.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           Subsequent events

The settlement referred to in Note 19 (d) regarding the New Gold subsidiary WMMI was agreed to on July 11, 2011. The $1.8 million settlement has been accrued as of June 30, 2011.

21.           First-time adoption of IFRS

The Company adopted IFRS effective January 1, 2010 (“the transition date”) and has prepared its opening statement of financial position in accordance with International Financial Reporting Standards.  The date of the first annual financial statements in compliance with IFRS will be for the year ending December 31, 2011.

IFRS 1 First-time adoption of International Financial Reporting Standards, (“IFRS 1”), which governs the first time adoption of IFRS requires that the same policies are applied for all periods presented and that these policies are based on IFRS effective at the end of the first IFRS reporting year, December 31, 2011. The Company will therefore prepare its opening statement of financial position by applying existing IFRS at December 31, 2011 or earlier. Accordingly, it is possible that the opening statement of financial position and consolidated financial statements for December 31, 2011 may differ from the information presented in these interim financial statements.

The IFRS accounting policies as presented in Note 2 of the March 31, 2011 condensed consolidated financial statements have been applied in preparing the financial statements for the period ended June 30, 2011 and the comparative information.

(a)	Elected exemptions from full retrospective application

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The optional exemptions applied are as follows:

(i)	Business combinations

Under IFRS 1, the Company can elect to not restate in accordance with IFRS 3R Business Combinations, all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company has applied this exemption to all business combinations that occurred prior to January 1, 2010.

(ii)	Deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering) and use that fair value as its deemed cost. This elective exemption can be applied on an individual asset basis. The Company applied this exemption and used fair value as deemed cost in its opening statement of financial position to establish carrying values for $375.4 million of New Afton mining interests at the transition date.

(iii)	Share-based payment transactions

IFRS 1 encourages, but does not require a first-time adopter to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, and had not vested at the date of transition.

(iv)	Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising prior to the date of transition to IFRS. The Company has elected this exemption and accordingly, has reset all cumulative translation differences to zero on transition to IFRS.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The
Company has elected this exemption and in doing so, was required to apply it to all its decommissioning liabilities.

(vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, applied IAS 23 from this date onwards.

(b)	Mandatory exceptions to retrospective application

IFRS 1 outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) criteria for hedge accounting were recorded as non-hedged derivative instruments.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(c)           Reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS

The Company’s transition from Canadian GAAP to IFRS has resulted in a number of adjustments to its statement of income, statement of comprehensive income, statement of financial position and statement of cash flows for the quarter ended June 30, 2010. Further

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

details of the adjustments are provided in the following reconciliations and the notes that accompany the reconciliations. The adoption of IFRS has not changed the Company’s actual cash flows.

The Canadian GAAP income statement and statement of comprehensive income for the three and six months ended June 30, 2010 have been reconciled to IFRS as follows:

		Three months ended			Six months ended
	Notes	CGAAP	Effect of IFRS transition	IFRS	CGAAP	Effect of IFRS transition	IFRS
Revenues		112,359	-	112,359	213,979	-	213,979
Operating expenses	f	(57,855)	682	(57,173)	(110,111)	1,052	(109,059)
Depreciation and depletion	e	(18,616)	485	(18,706)	(31,357)	811	(31,669)
	f		(575)			(1,123)
Earnings from mine operations		35,888	592	36,480	72,511	740	73,251

Corporation administration		(6,137)		(6,137)	(11,607)		(11,607)
Share-based payment expenses	n	(2,379)	472	(1,907)	(4,723)	876	(3,847)
Exploration		(3,017)		(3,017)	(4,986)		(4,986)

Earnings from operations		24,355	1,064	25,419	51,195	1,616	52,811
Finance income		396	-	396	652	-	652
Finance costs	e	(56)	(233)	(289)	(288)	(559)	(847)
Realized and unrealized gain on investments		948	-	948	4,892	-	4,892
Unrealized gain (loss) on prepayment option		(1,255)	-	(1,255)	652	-	652
Other expense		(233)	(373)	(606)	(1,955)	(374)	(2,329)
Gain(loss) on foreign exchange	c	5,510	404	(6,321)	697	169	(4,952)
	d		(13,896)			(6,572)
	j		1,661			754
Unrealized loss on non-hedged derivatives	c		(7,449)	(29,296)		(9,057)	(39,405)
	j		(21,847)			(30,348)
Earnings (loss) before taxes		29,665	(40,669)	(11,004)	55,845	(44,371)	11,474
Income tax expense	c	(12,247)	2,350	(15,002)	(21,239)	2,400	(24,438)
	f		(306)			(306)
	j		2,523			3,574
	k		(118)			(1,775)
	l		(7,204)			(7,092)

Net earnings (loss) from continuing operations		17,418	(43,424)	(26,006)	34,606	(47,570)	(12,964)
Earnings (loss) from
discontinued operations, net of taxes	g	41,718	(51,909)	(10,191)	42,023	(51,909)	(9,886)
Net earnings		59,136	(95,333)	(36,197)	76,629	(99,479)	(22,850)

		Three months ended			Six months ended
	Notes	CGAAP	Effect of IFRS transition	IFRS	CGAAP	Effect of IFRS transition	IFRS

Net earnings		59,136	(95,333)	(36,197)	76,629	(99,479)	(22,850)

Other comprehensive income (loss)
Unrealized gains (losses) on
mark-to-market of gold contracts		(34,622)	-	(34,622)	(40,651)	-	(40,651)
mark-to-market of fuel contracts		(423)		(423)	(338)		(338)
avaliable-for-sale securities (net of $nil tax)		(3,014)		(3,014)	(3,014)		(3,014)
Realized losses on
settlement of gold contracts		4,666	-	4,666	7,535	-	7,535
Currency translation adjustment	d	-	(8,484)	(8,484)	-	(900)	(900)
Income tax related to components of OCI		12,242	-	12,242	14,066	-	14,066
Total other comprehensive income (loss)		(21,151)	(8,484)	(29,635)	(22,402)	(900)	(23,302)
Total comprehensive income		37,985	(103,817)	(65,832)	54,227	(100,379)	(46,152)

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

The Canadian GAAP statement of financial position and equity at June 30, 2010 has been reconciled to IFRS as follows:

			Effect of IFRS
	Notes	CGAAP	Transition	IFRS
Assets
Current assets
Cash and cash equivalents		376,092	-	376,092
Trade and other receivables		5,276	-	5,276
Inventories	e	96,579	596	92,624
	f		(4,551)
Deferred income and mining taxes	a	9,499	(9,499)	-
Current portion of derivative asset		185	-	185
Prepaid expenses and other		3,430	-	3,430
Total current assets		491,061	(13,454)	477,607
Investments		18,645	-	18,645
Mining interests	b	2,030,479	(327,606)	1,693,273
	d		2,661
	e		4,956
	f		1,593
	p		(18,810)
Deferred tax assets	a	1,665	9,499	11,164
Reclamation deposits and other		18,158	-	18,158
Total assets		2,560,008	(341,161)	2,218,847
Liabilities
Current liabilities
Trade and other payables	h	41,143	(330)	40,813
Current portion of derivatives liabilities		28,602	-	28,602
Current tax liabilities	h	14,918	(2,372)	12,546
Total current liabilities		84,663	(2,702)	81,961
Reclamation and closure cost obligations	e	20,722	5,929	26,651
Provisions	I,h	-	7,210	7,210
Non-current portion of derivative liabilities		96,335	-	96,335
Non-hedged derivative liabilities	c	-	16,589	76,024
	j		59,435
Deferred tax liabilities	b	298,581	(80,165)	232,648
	c		200
	d		2,186
	f		(448)
	j		8,339
	k		(7,487)
	l		30,252
	p		(18,810)
Long-term debt		209,683	-	209,683
Deferred benefit		46,276	-	46,276
Employee benefits and other	i	7,465	(4,508)	2,957
Total liabilities		763,725	16,020	779,745
Equity
Common shares	j	1,822,212	(826)	1,821,386
Contributed surplus	n	82,648	(876)	81,772
Share purchase warrants	j	150,656	(138,806)	11,850
Equity components of convertible debentures	c	21,604	(21,604)	-
Cumulative translation adjustment	d	-	(900)	(900)
Other reserves	m	(51,607)	1,566	(50,041)
Deficit	b	(229,230)	(246,361)	(424,965)
	c		11,303
	d		6,557
	e		(564)
	f		(1,759)
	g		51,909
	j		97,878
	k		9,507
	l		(23,160)
	m		(1,566)
	Per income statement		(99,479)
Total equity		1,796,283	(357,181)	1,439,102
Total liabilities and equity		2,560,008	(341,161)	2,218,847

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

The Canadian GAAP statement of cash flows for the three and six months ended June 30, 2010 has been reconciled to IFRS as follows:

		Three months ended			Six months ended
			Effect of IFRS			Effect of IFRS
	Notes	CGAAP	Transition	IFRS	CGAAP	Transition	IFRS

Operating activities
Cash provided by continuing operations	per income statement	38,812	(43,424)	40,404	58,758	(47,570)	63,358
	c,j		29,296			39,405
	c,d,j		11,830			5,649
	c,e,f,j,k,l,n,p		4,271			7,523
	o		(381)			(407)
Cash used in discontinued operations		-	-	-	(1,696)	-	(1,696)

Investing activities
Cash used in continuing operations	e,f	(34,605)	(1,973)	(36,197)	(412,996)	(5,007)	(426,797)
	o		381			(8,794)
Cash used in discontinued operations		34,629	-	34,629	34,410	-	34,410

Financing activities
Cash provided by continuing operations		5,645	-	5,645	442,175	-	442,175
Cash used in discontinued operations		-	-	-	-	-	-

Effect of exchange rates on cash and cash equivalents		(13,005)	-	(13,005)	(7,710)		(7,710)

Increase (decrease) in cash and cash equivalents		31,476	-	31,476	112,941	(9,201)	103,740
Cash and cash equivalents, beginning of period		344,616		344,616	263,151	9,201	272,352
Cash and cash equivalents, end of period		376,092	-	376,092	376,092	-	376,092

Notes to the IFRS reconciliations above:

(a) Deferred tax classified as current

IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current was required.

(b) Fair value as deemed cost

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer above for further details on the IFRS 1 exemption). The Company calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

(c) Convertible debentures

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under Canadian GAAP, the conversion option was classified as equity in the Company’s statement of financial position. Under IFRS, the conversion option derivative is re-measured at fair value at each statement of financial position date, while under Canadian GAAP the equity portion was not re-measured.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see above), the initial recognition and subsequent measurement of the debt component of the convertible debentures was unchanged on transition to IFRS.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

(d) Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company continues with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under Canadian GAAP.

(e) Decommissioning liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each statement of financial position date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 above).

Under Canadian GAAP, the unwinding of the discount was presented as an operating expense. Under IFRS, the unwinding of the discount is presented as a finance cost. Adjustments were required in the Company’s 2010 income statements to reclassify these amounts to finance costs and to adjust the Canadian GAAP amounts to the IFRS amounts.

(f) Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

(g) Reversal of impairment loss

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under Canadian GAAP.

The Company increased the carrying value of the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010. As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an offset to the gain on sale recognized for Canadian GAAP purposes when the property was sold in Q2 2010.

(h) Interest and penalties related to income taxes payable

IFRS does not permit interest and penalties related to income taxes to be classified as income and mining taxes payable.

(i) Provisions

IFRS requires provisions to be disclosed separately from other liabilities.

New Gold Inc.
Notes to the consolidated interim financial statements (unaudited)
June 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           First-time adoption of IFRS (continued)

(j) Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the consolidated income statement.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity.

(k) Deferred taxes

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note 21 (j) above), a deferred tax asset is required to be recognized on disposition of the notes.

(l) Deferred taxes

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

(m) Foreign currency IFRS 1 transitional provision

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS. The Company had $1.6m in accumulated other comprehensive income which was reset to zero on transition.

(o) Share-based payment

Under Canadian GAAP, the Company recognized each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice existed under Canadian GAAP.

(p) Statement of cash flows

Reclassification adjustments were required in the consolidated statement of cash flows to conform to the presentation required under IFRS. Interest paid and income taxes paid are presented as separate line items in the consolidated statement of cash flows, whereas they were previously disclosed as changes in non-cash working capital under Canadian GAAP. Restricted cash has been included in the cash and cash equivalents balance for IFRS purposes, but was separately reported as restricted cash under Canadian GAAP.

(q) Other

On transition to IFRS, certain non-material adjustments totaling $18.8 million related to deferred tax liabilities have been made to the amounts previously reported under Canadian GAAP.